Kimberly K. Rubel (312) 569-1133 Kimberly.Rubel@dbr.com

February 9, 2017
VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Christian Windsor

Re:    Hamilton Lane Incorporated
Registration Statement on Form S-1
Filed February 1, 2017
File No. 333-215846
Ladies and Gentlemen:
On behalf of Hamilton Lane Incorporated (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by e-mail dated February 3, 2017 relating to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The Company will revise the Registration Statement in response to the Staff’s comment and will submit a complete copy of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, which will reflect these revisions and update and clarify certain other information.

In this letter, we have recited the comment from the Staff in bold and italicized type and have followed the comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statement. “HLA” refers to Hamilton Lane Advisors, L.L.C. and references to “Hamilton Lane,” “the Company,” “we,” “our” or “us” mean the Company, Hamilton Lane Advisors, L.L.C. or their respective advisors, as the context may require.

Risk Factors
Risks Related to Our Organizational Structure and This Offering, page 43

1.
We note your response to comment 5. Please add a risk factor to address the risk that the occurrence of a “Sunset Event” would lead to a change in control that would trigger an “assignment” of your advisory contracts under the Investment Advisers Act of 1940.

The Company will add the following risk factor in Amendment No. 1 to address the Staff's comment:

U.S. Securities and Exchange Commission
February 9, 2017

“A change of control of our company, including the occurrence of a “Sunset,” could result in an assignment of our investment advisory agreements.
Under the Investment Advisers Act, each of the investment advisory agreements for the funds and other accounts we manage must provide that it may not be assigned without the consent of the particular fund or other client. An assignment may occur under the Investment Advisers Act if, among other things, HLA undergoes a change of control. After a “Sunset” becomes effective (as described in “Organizational Structure -Voting Rights of Class A and Class B Common Stock”), the Class B Common Stock will have one vote per share instead of ten votes per share, and the Stockholders Agreement will expire, meaning that the Class B Holders party thereto will no longer control the appointment of directors or be able to direct the vote on all matters that are submitted to our stockholders for a vote. These events could be deemed a change of control of HLA, and thus an assignment. If such an assignment occurs, we cannot be certain that HLA will be able to obtain the necessary consents from our funds and other clients, which could cause us to lose the management fees and performance fees we earn from such funds and other clients.”

Please direct your questions or comments regarding this letter or the Draft Registration Statement to Kimberly K. Rubel at (312) 569-1133. Thank you for your assistance.

Sincerely,

/s/ Kimberly L. Rubel
Kimberly K. Rubel

cc:    Via E-mail

Robert W. Cleveland
Hamilton Lane Incorporated

Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP